Adobe Creative Cloud Te Value of the Cloud

Creating a poster using Photoshop & Mobile Apps

*Designer #1*

# Desktop Poster Workflow

## USING CREATIVE CLOUD

1. Open Photoshop on desktop and choose an Adobe Stock poster template from the Photoshop start screen that is **free with my CC subscription**
2. The template is **automatically synced to my CC Account**
3. Make edits to the template with fonts that have been synced through TypeKit for free and assets in a **Shared CC Library**
4. **Search for an Adobe Stock image directly within Photoshop** and find an image, and **save a watermarked version of the image to my Shared CC Library**
5. Make additional design changes
6. **License the Adobe Stock Image directly within Photoshop** and the purchased image is **automatically saved to my Shared CC Library and replaces the watermarked version on the canvas**
7. **Save poster to my Shared CC Library**

## NO CLOUD

1. Go to the web and find a poster template that I like
2. Purchase and download the template
3. Open Photoshop
4. Load the purchased template
5. Download fonts and assets that have been individually purchased and then emailed to me
6. Make edits to the template with those assets
7. Go to Adobe Stock on the web, find an image, and download the watermarked image
8. Open the image in Photoshop
9. Make additional design changes
10. Go back to Adobe Stock, purchase, and download the image
11. Open the image in Photoshop and attempt to make all of the changes I had made to the watermarked image
12. Save the poster to my desktop
13. Zip the file, cross my fingers that it's not too large
14. Email it to the designer I'm collaborating with

Designer #2 Mobile Poster Workfow USING CREATIVE CLOUD NO CLOUD 8. Open PS Mix on my iPad Pro and add elements from the 15. Download the poster fles from my email Shared CC Library to the canvas, including the licensed 16. Download shared assets and save to my camera roll Stock image 17. Open PS Mix and make changes to the assets and composite 9. Make changes to the assets and composite them into a them into a background background 18. My iPad camera roll cannot read layers so I save a fat version 10. Send the document to PS Sketch — the document is of the composition to my camera roll. automatically synced to the cloud, so all the layers from 19. Add the single, unaltered image to a new Sketch document. Mix can open Sketch 20. Add a layer and make brush marks on the new layer 11. Add a layer and make brush marks on the new layer and some existing layers 21. Tere is no way to add brush marks between existing Mix layers because the camera roll cannot recognize a layered fle 12. Open the document again in Mix — all changes from Sketch appear automatically 22. Save the image to the camera roll 13. Make fnal adjustments and save the updated document 23. Open Mix and add the fat image of brush strokes to the fle to the Shared CC Library 24. Make fnal adjustments to individual layers in the poster 25. Export the fle as a fat image 26. Email the fle to Designer #1

Designer #1 Final Desktop Workfow USING CREATIVE CLOUD NO CLOUD 14. Open the poster in Photoshop on my desktop from Designer 27. Download the emailed fat fle from Designer #2 #2 from the Shared CC Library 28. Open my email and download an illustration from another 15. Add a fnal illustration from the Shared CC Library in designer who is not working on the poster between existing layers — the illustration is from a designer 29. Bring the illustration into Photoshop who was not working on the poster directly but has access to 30. Composite the illustration into the fat poster fle from the Shared CC Library Designer #2 16. Send the poster to print 31. Save the fle to my desktop 32. Send the poster to print 16 32 Total Steps Total Steps

Steps Not Possible Without Creative Cloud • Purchasing a design template that is automatically synced to my account • Sharing multiple assets like images, fonts, and colors between multiple designers within multiple desktop and mobile apps • Licensing an Adobe Stock image within Photoshop • A licensed Adobe Stock image that refects all changes made to the watermarked version • Automatically synced fles between mobile applications • Automatically synced fles between desktop and mobile • Opening a layered fle between Mobile Apps (camera roll does not recognize layers) • Working on, with, and between layers that were created in another app • Te workfow done without Creative Cloud is completely destructive

Adobe XD Live Collaboration

Live Collaboration USING CREATIVE CLOUD NO CLOUD 1. Designer #1 opens an XD document that Designer #2 created 1. Designer #1 opens an XD document that Designer #2 created 2. Go back to an older version of the fle that lives on the 2. Designer #1 goes the client folder to locate an older version of cloud, copy an element and paste it into the new version of the document that was created the fle without leaving that same document 3. Open the older fle and copy and paste the old element into 3. Invite Designer #2 to view the changes in real-time the new version of the document 4. Designer #2 makes comments and updates a color on the 4. Save the document. document while Designer #1 is still working in the 5. Email it to Designer #2 to take a look at the changes document — a workfow only possible with the cloud — 6. Designer #2 downloads the fle both designers see the changes happening in real time 7. Opens XD and loads the document 5. Changes are refected immediately for both designers 8. Designer #2 reviews the fle and emails changes back 6. Designer #1 sends a view-only link directly within the app to the client to make comments on the document 9. Tis process happens several times until both designers feel the design looks correct 10. Designer #1 saves all of the designs as JPG fles 11. Ten compiles the individual JPG fles into a PDF 12. Designer #1 sends the PDF to the client

Steps Not Possible Without Creative Cloud • Non-destructive version and history available for all states of one document • Multiple designers collaborating on one document at the same time • Live commenting and editing • Sending a live online link directly within the app • Viewing and commenting permissions for a live design document

Photoshop Lightroom Editing Photos on the Fly

# Photography Workflow

## USING CREATIVE CLOUD

1. Import photos into Photoshop Lightroom on the desktop. The photos are automatically synced across all of my devices — both mobile and desktop
2. Search for photos using content-intelligent search (Adobe Sensei, using cloud technology, automatically recognizes the content of photos and allows user to find specific photos in their collection using keywords , out of potentially tens of thousands, based purely on cloud analysis
3. Make non-destructive edits to multiple photos. These edits are stored with the files, in the cloud, and are now available from any device (whole photo collection is available)
4. Open Photoshop Lightroom on my iPhone and access those same exact photos with all of the edits — they are automatically synced
5. Make additional edits using the mobile tool and potentially roll back to a prior version of the file since all changes are non-destructive AND cloud synced
6. Continue to editing the photos

## NO CLOUD

1. Import photos into Photoshop Lightroom on the desktop — photos are only available on that device because there is no cloud
2. Make non-destructive edits to multiple photos (important to note - while the edits on the desktop are non-destructive, once you leave the desktop, this is lost - it's only through the use of Creative Cloud that these edits remain non-destructive across the suite of tools and services
3. Open Photoshop Lightroom on my iPhone
4. Workflow cannot be completed

*** This workflow is not possible without Creative Cloud**